EXHIBIT 10.1

SECOND AMENDMENT TO FUNDING AGREEMENT

This Second Amendment is entered on this December __, 2012 (the "2nd Amendment") to the Funding Agreement (the "Original Agreement") dated December 20, 2011, that  was entered into between BAIZE INVESTMENTS (ISRAEL) LTD., a private company organized under the laws of Israel No. 51-430159-1, c/o Arad & Co., 1 Kermenizki St., Tel-Aviv Israel 67899  (“Investor”), and COMPUGEN, Ltd., an Israeli corporation, having a place of business at 72 Pinchas Rosen Tel Aviv, Israel (“Compugen”), as amended on July 25 2012 (the "1st Amendment").  The Original Agreement, as amended by the 1st Amendment, shall be referred to as the "Agreement".

WHEREAS, following $3 million investment by the Investor in Compugen pursuant to the Agreement,  both Parties are interested in amending certain provisions of the Agreement, all as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth below, the parties hereby agree as follows:

1.             All defined terms used herein but not defined herein, shall have the respective meanings as set forth in the Agreement.

2.             The third WHEREAS clause in the Original Agreement will be replaced by the following:

“WHEREAS, Investor has accepted Compugen’s offer to participate in the formation of the Compugen Goldman Program (as defined below) to finance certain Compugen research and development activities, in a total amount of either (i) Eight Million U.S. dollars ($8,000,000) or (ii) Ten Million Five Hundred Thousand U.S. dollars ($10,500,000) (the “Funding Amount”) in either case payable in three tranches, as set forth in Section 2.1; and”

3.             Section 1.19 of the Agreement, will be replaced by the following:

“1.19           “Target” shall mean (i) if the total Funding Amount is $10,500,000, each of the eight (8) drug targets identified by Compugen and listed in Appendix A-1 to the 1st Amendment or (ii) if the total Funding Amount is $8,000,000, each of the six (6) drug targets identified by Compugen and listed in Appendix A-2 attached hereto.

4.             Section 2.1 of the Agreement, will be replaced by the following:

“2.1           Subject to the terms and conditions of this Agreement, Investor agrees to pay by wire transfer to the Company, or in a manner as shall otherwise be agreed upon by Investor and the Company the Funding Amount in 3 installments as follows: (i) Two Million US Dollars ($2,000,000) will be paid within 5 Business Days of the Effective Date; (ii) One Million US Dollars ($1,000,000) will be paid on or before July 31, 2012; and (iii) at the option of Investor, either (1) Five Million US Dollars ($5,000,000) or (2) Seven Million Five Hundred Thousand U.S. dollars ($7,500,000), will be paid in either case on or before April 30, 2013 (the “Final Payment Due Date”).  In consideration for the receipt of such Funding Amount, the Company agrees to provide to Investor the consideration set forth in Section 3.1, subject to the provisions of Section 2.2, 3.5 and 3.6.

5.             Section 2.2 of the Agreement,  will be replaced by the following:

“2.2           Notwithstanding any other provision in the Agreement, Investor shall be entitled to receive Cash Consideration only for Licensing Income received following the first to occur of (i) payment of the total Funding Amount (either $8,000,000 or $10,500,000) or (ii) May 1. 2013. In the event that for any reason whatsoever, other than the explicit written consent of the Company, the installment of the Funding Amount as set forth in clause (iii) of Section 2.1 above is not paid on or prior to the Final Payment Due Date, nor within 10 Business Days of the Company’s first written request to the Investor notifying it about such failure, Company shall have the right to terminate the Agreement and the Investor shall have no further rights with regards to the Targets, including without limitation, the right to receive the Cash Consideration or the Exchange Option, other than the right to receive Cash Consideration for Licensing Income received on or after May 1, 2013 up to a cumulative total of $1,500,000 with respect to the six (6) drug targets identified by Compugen and listed in Appendix A-2.”

6.              Section 3.5 of the Original Agreement will be replaced by the following section:

“Notwithstanding the above, Investor may, at any time after January 1, 2015 and before March 31, 2015 ("Exchange Option Period"), provide a written notice (the “Exchange Option Notice”) of its decision to exchange all of its rights to receive Cash Consideration following the date on which the Exchange Option Notice has been received by Compugen (the “Actual Exchange Date”) for the Exchange Shares )as such term is defined below) without any further consideration required to be paid by the Investor to Compugen in connection therewith (the right to provide the Exchange Option Notice and instead receive such Exchange Shares, hereinafter referred to as the “Exchange Option”). The Exchange Shares shall mean Ordinary Shares in an amount which is the quotient of (i) the total Funding Amount actually paid by the Investor (either $8,000,000 or $10,500,000) less any Cash Consideration paid to Investor by Compugen up to the Actual Exchange Date divided (unless Investor, at his option, elects to return such Cash Consideration to Compugen) by (ii) the average closing price of the Ordinary Shares during the twenty (20) trading days prior to the Actual Exchange Date (the "Exchange Price").

In the event that the Investor exercises the Exchange Option and provides the Exchange Option Notice, the Company shall, as soon as possible but not later than within twenty (20) Business Days, issue to the Investor the Exchange Shares.  It is the intention of the parties hereto that the issuance to the Investor of the Exchange Option pursuant to the provisions hereof shall commence the Investor’s holding period with respect to the Exchange Shares under Rule 144 (“Rule 144”), paragraph (d)(3)(ii), under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and that upon the lapse of six months following the date of full payment of the Funding Amount, the Investor shall be permitted to publicly resell such Exchange Shares in accordance with Rule 144 (assuming that the Investor is not then, nor in the 3 months preceding such time, an “affiliate” of the Company (as defined in Rule 144(a)(1)) and that the Company is then current in its reports under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  To the extent that the Investor is unable to rely upon Rule 144 (“Rule 144”) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for the public resale of such Exchange Shares, the Company shall exercise commercially reasonable efforts to promptly file a resale registration statement pursuant to the Securities Act within the following 90 day period to enable the public disposition by the Investor of such Exchange Shares.

Notwithstanding the above, in the event that the Exchange Price is less than $5.50 per share, Compugen shall have the right, but not the obligation, to pay the Investor an amount equal to the Funding Amount actually paid by the Investor less any Cash Consideration paid to Investor by Compugen up to the Actual Exchange Date, and the Investor shall no longer be entitled to receive either the Exchange Shares nor any further Cash Consideration.”

7.
In the event of any conflict between the provisions of the Agreement as amended by this 2nd Amendment, the provisions of this 2nd Amendment shall prevail. For avoidance of doubt a copy of the Agreement as amended by this 2nd Amendment is attached.

8.	Except as amended herein, all other terms and conditions of the Agreement shall remain in full force and effect.

9.
This 2nd Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page.

10.	IN WITNESS WHEREOF, the parties have executed this 2nd Amendment as of the date hereof.

BAIZE INVESTMENTS (ISRAEL) LTD.	COMPUGEN LTD
/s/ Murray Goldman	/s/ Anat Cohen Dayag
Name: Murray Goldman	Name: Anat Cohen Dayag
Title: President	Title: President & CEO
Date: 26/12/12	Date: 27/12/12